RMG Acquisition Corp.

50 West Street, Suite 40-C

New York, NY 10006

December 4, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Sergio Chinos, Staff Attorney

Sherry Haywood, Staff Attorney

Re:	RMG Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed on November 20, 2020 File No. 333-249488

Ladies and Gentlemen:

This letter sets forth the responses of RMG Acquisition Corp. (the “Company,” “we,” “our” and “us”) to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated December 3, 2020 (the “Comment Letter”) relating to the Registration Statement on Form S-4 filed on October 15, 2020 (the “Registration Statement”), as amended by the amendment to the Registration Statement filed on November 20, 2020 (the “Amendment No. 1”). The Company has also revised Amendment No. 1 in response to the Staff’s comments and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement (“Amendment No. 2”) which reflects these revisions and generally updates certain information in Amendment No. 1.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 2 of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the proxy statement/consent solicitation statement/prospectus included in Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 2.

How do the Sponsor and the officers and directors of RMG intend to vote on the proposals?, page 11

1.	We note your response to comment 4, and reissue our comment. Please revise your disclosure here to give prominence to the disclosure found on page 22, stating that the Anchor Investors are expected to vote their Founder Shares in favor of the proposal.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to give prominence to the disclosure that the Anchor Investors are expected to vote their shares in favor of the proposals presented at the special meeting. Please see page 11 of Amendment No. 2.

December 4, 2020 Page 2

Business of Romeo

Customers and Backlog, page 168

2.	We note your responses and revised disclosures related to prior comments 15 and 16. Please address the following:

a.	In regard to Phoenix Motorcars and Lighting Systems, you disclose that if their orders fall short of their commitments they would be required to pay make-whole payments based on the amounts of the shortfalls; however, you did not provided similar disclosures related to Nikola Motor Company. Revise your disclosures related to your agreement with Nikola to more clearly indicate their current obligations under this agreement, including if they have a commitment to provide make-whole payments;

Response: The Company has revised the Registration Statement in response to the Staff’s comment to clarify the disclosures related to our agreement with Nikola Motor Company (“Nikola”) to more clearly indicate Nikola’s current obligations under such agreement in the case that Nikola fails to satisfy its minimum purchase commitment. Please see page 168 of Amendment No. 2.

b.	Based on recent news articles, it appears that Nikola Motor Company may have recently revised certain agreements they have with a major auto company. To the extent you believe these revisions could impact Nikola's agreement with you, disclose and discuss the potential impact of the revisions;

Response: The Company acknowledges the Staff’s comment regarding recent news articles relating to Nikola and respectfully advises the Staff that we do not believe that the major auto company’s decision to forego its anticipated investment in Nikola and to cancel their joint efforts to develop a pickup truck for the consumer market will negatively affect Nikola’s agreement with us. The purchase agreement we have with Nikola is and was always intended to be specific to batteries for Nikola’s battery electric commercial trucks, and the agreement follows a separate pack design agreement under which Romeo has designed this particular battery pack exclusively for Nikola (using Romeo’s proprietary modules). We believe that the recent changes in its relationship with the major auto company may spur Nikola to expand its relationship with us.

c.	In regard to Lion Buses Inc., you disclose that their purchase obligation is conditioned on them completing a "customary technical and manufacturability assessment". Revise your disclosures to more clearly disclose and discuss the anticipated extent and timing of the assessment;

Response: The Company has revised the Registration Statement to more clearly disclose and discuss the anticipated extent and timing of Lion Buses Inc.’s technical and manufacturability assessment. Please see page 169 of Amendment No. 2.

d.	To the extent you believe there are uncertainties regarding the ability of any of your key customers to fulfill their commitments under the disclosed agreements, explain the consideration you have given to providing a related risk factor; and

Response: The Company has revised the Registration Statement to provide a risk factor disclosure relating to the possible uncertainties regarding the ability of any of our key customers to fulfill their commitments under the disclosed agreements. Please see page 45 of Amendment No. 2. The Company respectfully advises the Staff that there are some uncertainties in light of the fact that our customers are new companies without any track record of profitability and that their commitments to us are based on their assumption that sales of electric commercial trucks will grow considerably over the next several years and that they will each be able to meet sales forecasts. We, however, are not aware of any specific concerns regarding any of our key customers, all of which appear to us to be reasonably well positioned.

e.	Based on your backlog disclosures as of September 30, 2020, revise your interim financial statements to provide the disclosures outlined in ASC 606-10-50-13 or explain why they are not applicable.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to provide the disclosures outlined in ASC 606-10-50-13. As of September 30, 2020, the Company had executed certain contracts with customers to deliver specific battery packs, modules, and battery management system and software services. These contracts contain minimum quantity purchase requirements that are non-cancellable (other than for a breach by Romeo), and Romeo has enforceable rights to pursue cash flows due under these contracts under make-whole provisions or through customary remedies for breach of contract if the minimum quantities are not ordered. As of September 30, 2020, the Company had $289 million of unsatisfied performance obligations related to minimum quantity purchase commitments included in these contracts that we believe represent unsatisfied performance obligations at the end of September 30, 2020 that is subject to the disclosure requirements of ASC 606-10-50-13. If these customers do not follow through on their minimum purchase commitments of $289 million, the Company would receive a maximum of $240 million under the make-whole provisions or through customary remedies for breach of contract. The $289 million of unsatisfied performance conditions differs from the $310 million of customer backlog disclosed on page 170 of Amendment No. 2 because some customer contracts include quantities that are not subject to minimum quantity purchase commitments and thus do not represent unfulfilled performance obligations as of September 30, 2020. Please see page F-46 of Amendment No. 2 for the updated disclosure included in the interim financial statements.

December 4, 2020 Page 3

Romeo's Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Equity Valuation, page 209

3.	We note your response and revised disclosures related to prior comment 19. Please revise your disclosures to more clearly address how the fair value estimates of your common stock as of June 30, 2020 and September 30, 2020 relate to the fair value as indicated by the current merger transaction.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to more clearly address how the fair value estimates of our common stock as of June 30, 2020 and September 30, 2020 relate to the fair value as indicated by the current merger transaction. Please see page 210 of Amendment No. 2.

* * *

We hope the foregoing answers are responsive to your comments. Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

RMG Acquisition Corp.

By:	/s/ Robert S. Mancini
Name: Robert S. Mancini
Title: Chief Executive Officer

cc:	Philip Kassin, RMG Acquisition Corp.

Lionel E. Selwood, Jr., Romeo Systems, Inc.

Lauren Webb, Romeo Systems, Inc.

Ryan J. Maierson, Latham & Watkins LLP

David S. Allinson, Latham & Watkins LLP

David Hernand, Paul Hastings LLP

Jonathan Ko, Paul Hastings LLP